

July 8, 2015

Mr. Mark T. Lammas
Chief Financial Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd., Sixth Floor
Los Angeles, CA 90025

>   **Re:**   **Hudson Pacific Properties, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 1-34789**

Dear Mr. Lammas:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 2. Properties

Note (5), page 38

1.   We note that you acquired the 12655 Jefferson property in October 2014 and it appears that the tenant vacated the property at some point after the acquisition. Please explain how you determined it is appropriate to capitalize rent received from the vacated tenant. In your explanation, please provide the relevant facts concerning the lease termination agreement and cite the relevant accounting literature you relied upon.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

2.   We note you disclosed FFO, FFO (excluding specified items) and adjusted FFO in your earnings release and supplemental package as key performance measures. In future

filings please include these measures as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management's Discussion and Analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant at 202-551-3581 or the undersigned at 202-551-3486 if you have questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant